UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

41-41-785-8888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(in millions, except share data)

	June 30,	December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$1,210.6	$1,093.4
Short term investments	233.4	138.2
Trade receivables, net	823.7	696.8
Inventories	408.9	455.2
Deferred income tax assets	175.0	176.1
Other current assets	84.7	84.4

Total current assets	2,936.3	2,644.1

Long term investments	128.1	-
Property, plant and equipment, net	804.0	830.2
Intangible assets, net	337.4	329.3
Goodwill	550.6	549.2
Long term deferred income tax assets	67.7	66.4
Other assets	52.0	48.9

Total assets	$4,876.1	$4,468.1

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$176.3	$126.2
Short term borrowings	1,087.5	911.6
Current maturities of long term debt	5.6	4.5
Other current liabilities	863.9	835.1

Total current liabilities	2,133.3	1,877.4

Long term debt, net of current maturities	71.5	71.9
Long term deferred income tax liabilities	20.9	23.3
Other long term liabilities	318.4	307.6
Contingencies
Shareholders’ equity:
Common shares, par value CHF 0.20 per share;
336,975,000 shares authorized; 313,608,655 shares
issued and 307,043,194 shares outstanding at
June 30, 2005; 310,062,322 shares issued and
305,654,454 shares outstanding at December 31, 2004	43.3	42.7
Additional paid-in capital	732.7	547.3
Accumulated other comprehensive income	108.3	225.4
Deferred compensation	(1.3)	(2.6)
Retained earnings	1,925.8	1,653.6
Treasury shares, at cost; 6,565,461 shares at
June 30, 2005; and 4,407,868 shares
at December 31, 2004	(476.8)	(278.5)

Total shareholders' equity	2,332.0	2,187.9

Total liabilities and shareholders' equity	$4,876.1	$4,468.1

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(in millions, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004

Sales	$1,172.0	$1,039.2	$2,242.5	$2,002.8
Cost of goods sold	287.7	274.2	576.3	564.0

Gross profit	884.3	765.0	1,666.2	1,438.8

Selling, general and administrative	341.8	312.3	678.3	603.1
Research and development	100.8	89.3	199.3	180.2
Amortization of intangibles	21.9	15.7	42.0	31.2

Operating income	419.8	347.7	746.6	624.3

Other income (expense):
Gain (loss) from foreign currency, net	(0.6)	(4.8)	1.8	(3.2)
Interest income	12.5	4.5	20.6	10.2
Interest expense	(9.4)	(6.3)	(18.1)	(13.3)
Other, net	0.3	-	-	-

Earnings before income taxes	422.6	341.1	750.9	618.0

Income taxes	97.6	41.9	176.4	127.8

Net earnings	$325.0	$299.2	$574.5	$490.2

Basic earnings per common share	$1.06	$0.98	$1.88	$1.60

Diluted earnings per common share	$1.04	$0.96	$1.85	$1.58

Basic weighted average common shares	306,520,335	305,357,938	305,729,518	306,107,207
Diluted weighted average common shares	312,047,408	310,678,556	311,280,508	310,902,151

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions)

	Six months ended June 30,
	2005	2004

Cash provided by operating activities:
Net cash from operating activities	$653.5	$462.3

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(65.1)	(74.6)
Purchases of intangible assets	(2.8)	-
Net purchases of investments	(220.1)	(47.6)
Other	1.3	1.1

Net cash from investing activities	(286.7)	(121.1)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	186.7	(227.8)
Repayment of long term debt	(4.8)	(8.7)
Dividends on common shares	(302.0)	(169.4)
Proceeds from exercise of stock options	119.8	13.4
Acquisition of treasury shares	(200.5)	(173.1)

Net cash from financing activities	(200.8)	(565.6)

Effect of exchange rates on cash and cash equivalents	(48.8)	(17.4)

Net increase (decrease) in cash and cash equivalents	117.2	(241.8)

Cash and cash equivalents, beginning of period	1,093.4	1,086.0

Cash and cash equivalents, end of period	$1,210.6	$844.2

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$18.8	$14.5

Income taxes	$74.6	$119.2

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(1)	Condensed Consolidated Financial Statements

Alcon, Inc. (“Alcon”), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. (“Nestlé”), which owns 230,250,000 common shares of Alcon.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the “Company”) are unaudited. Amounts presented at December 31, 2004 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the United States Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2)	Cash Flows—Supplemental Disclosure of Non-cash Financing Activities

(a)	In 2002, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares.

Deferred compensation (included in shareholders’ equity) related to the restricted common shares was reduced by $1.3 and $2.5, which amounts were charged against earnings in the six-month periods ended June 30, 2005 and 2004, respectively, and were reflected as adjustments in net cash from operating activities.

(b)

During the six-month periods ended June 30, 2005 and 2004, certain individuals terminated employment before vesting in their restricted Alcon common shares and forfeited 3,194 and 5,594 restricted common shares, respectively. The forfeited shares were recorded as treasury shares.

(c)

In 2005, the Company acquired the patent rights of certain products in return for certain fixed payments. The present value of the non interest bearing payments ($7.4) was recorded in intangible assets and in license obligations (included in long term debt) and as a non cash transaction, accordingly, was not reflected in the condensed consolidated statements of cash flows.

(d)

During the three months ended June 30, 2005, the Company entered into an agreement to fix certain payment obligations under a license agreement that provides for future royalties, thus converting a portion of the variable payments into a fixed amount. The new agreement required the Company to pay $95.3, which it remitted in July 2005. At June 30, 2005, the amount attributable to the license agreement ($40.4) was recorded in intangible assets and in accounts payable and was not reflected in the condensed consolidated statements of cash flows. The remainder of the payment, attributable to past royalties, had been accrued under the original license agreement in other current liabilities.

(3)	Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

The following table reconciles the weighted average shares of the basic and diluted earnings per share computations:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Basic weighted average common shares
outstanding	306,520,335	305,357,938	305,729,518	306,107,207
Effect of dilutive securities:
Employee stock options	5,240,259	4,791,993	5,262,560	4,270,284
Contingent restricted common shares	286,814	528,625	288,430	524,660

Diluted weighted average common shares
outstanding	312,047,408	310,678,556	311,280,508	310,902,151

(4)	Supplemental Balance Sheet Information

	June 30,	December 31,
	2005	2004
Inventories, at Lower of Cost or Market
Finished goods	$244.8	$281.7
Work in process	39.8	43.1
Raw materials	124.3	130.4

Total	$408.9	$455.2

	June 30,	December 31,
	2005	2004
Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$111.7	$232.0
Unrealized gains (losses) on investments	0.6	(2.6)
Minimum pension liability adjustment, net of tax benefit	(4.0)	(4.0)

Total	$108.3	$225.4

(5)	Short Term and Long Term Investments

The Company holds investments of various types, maturities, and classifications.

Trading Assets. Trading assets are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. Included in trading assets are certain investments held to generate returns that seek to offset liabilities related to the deferred compensation arrangements. Gains or losses from changes in fair value of these equity securities are included in the condensed consolidated statements of earnings in other, net.

Available-for-Sale Investments. Investments designated as available-for-sale include marketable debt and equity securities. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders’ equity. The cost of securities sold is based on the specific identification method. Realized gains and losses on the sale of these securities are recorded in the condensed consolidated statements of earnings in other, net. Should the decline in value of any investment be deemed to be

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

other than temporary, the investment basis would be written down to fair value and the write-down would be posted to earnings as a loss.

Held-to-Maturity Investments. The Company holds no investments classified as held-to-maturity.

Short Term/Long Term Classification. The Company considers all liquid interest-earning investments with a maturity of three months or less to be cash equivalents. Debt securities with maturities greater than three months and less than one year are classified as short term investments. Generally, debt securities with remaining maturities greater than one year are classified as long term investments. However, investments with maturities greater than one year may be classified as short term based on their highly liquid nature and because they represent the investment of cash that is available for current operations.

At June 30, 2005, the consolidated balance sheet included available-for-sale securities as follows:

	Amortized Cost	Unrealized	Carrying
	Basis	Gains/Losses	Basis

Short term investments:
Commercial paper	$13.8	$-	$13.8
Mortgage-backed securities	52.1	(2.6)	49.5
Other debt securities	113.1	0.1	113.2

Total	179.0	(2.5)	176.5

Long term investments:
U.S. government and agency securities	23.5	0.2	23.7
Foreign government bonds	4.0	0.2	4.2
Mortgage-backed securities	16.5	-	16.5
Corporate notes and bonds	13.4	0.3	13.7
Other debt securities	18.4	0.6	19.0
Equity securities and other investments	48.8	2.2	51.0

Total	124.6	3.5	128.1

Total available-for-sale securities	$303.6	$1.0	$304.6

(6) Goodwill and Intangible Assets

	June 30, 2005		December 31, 2004
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible assets subject to amortization:
Licensed technology	$621.0	$(355.9)	$583.2	$(321.9)
Other	195.9	(123.6)	186.5	(118.5)

	$816.9	$(479.5)	$769.7	$(440.4)

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

The changes in the carrying amount of goodwill for the six months ended June 30, 2005 were as follows:

	United
	States	International
	Segment	Segment	Total

Balance, December 31, 2004	$339.3	$209.9	$549.2
Impact of changes in foreign exchange rates and other	-	1.4	1.4

Balance, June 30, 2005	$339.3	$211.3	$550.6

(7)	Short Term Borrowings and Long Term Debt

	June 30,	December 31,
	2005	2004
Short term borrowings:
Lines of credit	$146.2	$141.0
Commercial paper	829.6	651.7
From affiliates	98.9	90.6
Bank overdrafts	12.8	28.3

Total short term borrowings	$1,087.5	$911.6

At June 30, 2005 the Company had unsecured credit and commercial paper facilities of $2,600.4, including bank overdraft agreements, with third parties that were denominated in various currencies. As of June 30, 2005, total borrowings from Nestlé and its subsidiaries were $98.9, under unsecured revolving credit facilities totaling $353.0.

	June 30,	December 31,
	2005	2004
Long term debt:
License obligations	$16.0	$13.4
Bank loans	48.4	50.5
Other	12.7	12.5

Total long term debt	77.1	76.4
Less current maturities of long term debt	5.6	4.5

Long term debt, net of current maturities	$71.5	$71.9

(8)	Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

				Depreciation and
	Sales		Operating Income		Amortization
Three months ended June 30,	2005	2004	2005	2004	2005	2004

United States	$594.9	$549.9	$303.6	$265.7	$26.2	$21.1
International	577.1	489.3	247.5	199.1	13.5	13.1

Segments total	1,172.0	1,039.2	551.1	464.8	39.7	34.2
Manufacturing operations			(6.5)	(5.7)	8.9	7.4
Research and development			(88.7)	(80.0)	3.1	2.4
General corporate			(36.1)	(31.4)	0.9	0.3

Total	$1,172.0	$1,039.2	$419.8	$347.7	$52.6	$44.3

				Depreciation and
	Sales		Operating Income		Amortization
Six months ended June 30,	2005	2004	2005	2004	2005	2004

United States	$1,116.1	$1,034.6	$550.2	$496.0	$50.5	$41.8
International	1,126.4	968.2	459.2	366.5	27.8	25.8

Segments total	2,242.5	2,002.8	1,009.4	862.5	78.3	67.6
Manufacturing operations			(16.4)	(16.8)	17.7	14.8
Research and development			(175.5)	(158.7)	6.1	4.6
General corporate			(70.9)	(62.7)	1.8	1.8

Total	$2,242.5	$2,002.8	$746.6	$624.3	$103.9	$88.8

In 2005, the Company realigned certain legal departments to be a part of the general corporate function. The corresponding expenses for 2004 were reclassified from the research and development function to the general corporate function to conform with current year presentation.

(9)	Stock-Based Compensation Plans

Under the 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees options to purchase up to 30 million shares of Alcon common shares at a price set by the board, which may not be lower than the prevailing stock exchange price upon the grant of the option. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. Individual grants accelerate to become exercisable upon the holder’s retirement at or after reaching age 55.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

From time to time, the Company’s board of directors has authorized the acquisition on the open market of Alcon common shares to satisfy the exercise of stock options granted to employees under the 2002 Alcon Incentive Plan. At June 30, 2005, outstanding authorizations by the Company’s board of directors would permit the additional purchase of approximately 3.5 million Alcon common shares for this purpose.

During 2005, the Company’s board of directors approved the grant to certain employees and the independent directors of incentive options to purchase approximately 3.5 million Alcon common shares at the market price (primarily at $79.00 per share) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to become exercisable in 2008 and expire in 2015.

The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No employee compensation cost for stock options was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the “fair value” recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" in accounting for the plan.

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Net earnings, as reported	$325.0	$299.2	$574.5	$490.2
Deduct: Total stock-based employee
compensation expense determined
under the “fair value” method for all
awards, net of related tax benefits	(10.5)	(8.2)	(39.1)	(33.0)

Proforma net earnings	$314.5	$291.0	$535.4	$457.2

Earnings per common share:
Basic - as reported	$1.06	$0.98	$1.88	$1.60
Basic - proforma	$1.03	$0.95	$1.75	$1.49

Diluted - as reported	$1.04	$0.96	$1.85	$1.58
Diluted - proforma	$1.01	$0.94	$1.73	$1.48

The 2002 Alcon Incentive Plan also provides that the board may grant Stock Appreciation Rights (“SARs”) whereby the grantee may receive the appreciation in stock value over the grant price. The Company’s operating results included expenses related to these SARs of $5.7 and $4.5 in the three-month periods ended June 30, 2005 and 2004, respectively, and $9.9 and $5.8 in the six-month periods ended June 30, 2005 and 2004, respectively.

(10)	Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by Alcon’s board of directors administers the plan. Plan payments were $9.2 for 2004. The plan's liability was $9.2 and $18.3 at June 30, 2005 and December 31, 2004, respectively, which was included in other current liabilities and, at December 31, 2004, also in other long term liabilities in the accompanying condensed consolidated balance sheets.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

The Alcon Executive Deferred Compensation Plan ("DCP") permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The DCP is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. During the six-month periods ended June 30, 2005 and 2004, certain executives elected to defer $6.8 and $5.0 of compensation, respectively, which was included in other long term liabilities in the accompanying condensed consolidated balance sheets.

As of June 30, 2005 and December 31, 2004, 230,386 and 158,306 Alcon common shares, respectively, have been deferred into the DCP. These shares were reflected as outstanding and were included in the applicable basic and diluted earnings per share calculations.

(11)	Pension and Postretirement Benefits

Components of net periodic benefit costs:

	Pension benefits		Postretirement benefits
Three months ended June 30,	2005	2004	2005	2004
Service cost	$4.0	$3.8	$2.2	$1.7
Interest cost	3.7	3.6	2.6	2.1
Expected return on plan assets	(0.2)	(0.1)	(1.6)	(1.7)
Prior service cost amortization	(0.2)	(0.2)	0.2	0.1
Recognized actuarial loss	0.7	0.7	-	(0.1)

Net periodic benefit cost	$8.0	$7.8	$3.4	$2.1

	Pension benefits		Postretirement benefits
Six months ended June 30,	2005	2004	2005	2004
Service cost	$7.8	$7.5	$4.5	$3.9
Interest cost	7.4	7.1	5.2	4.8
Expected return on plan assets	(0.3)	(0.2)	(3.2)	(3.3)
Prior service cost amortization	(0.4)	(0.4)	0.3	0.2
Recognized actuarial loss	1.3	1.6	0.1	0.3

Net periodic benefit cost	$15.8	$15.6	$6.9	$5.9

In February 2005, the Company transferred $200.2 to an irrevocable rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At June 30, 2005, assets of the trust (cash and cash equivalents of $27.5, short term investments of $56.9 and long term investments of $119.1) were included in the accompanying balance sheet but were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

(12)	Income Taxes

In June 2004, the Company recognized a current income tax benefit of $57.6, due to filing amended federal income tax returns for prior years claiming research and experimentation tax credits and to resolution of several significant tax audit issues relating to prior years.

The resulting effective tax rate was 12.3% in the second quarter of 2004, as compared to 23.1% for the second quarter of 2005.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(13)	Contingencies

On May 6, 2005, a jury in the U.S. District Court in Delaware rendered a verdict that the Company infringed two U.S. patents owned by Advanced Medical Optics Inc. The amount of the verdict was $94.8. No judgment has been entered and the litigation continues in progress.

While there can be no assurance that an adverse outcome in this case cannot occur, the Company believes that the jury verdict of infringement is not supported by the evidence and is incorrect as a matter of law. In several motions filed in July 2005, the Company has asked the court to set aside the verdict, and the Company will appeal if necessary. If an adverse outcome were to occur, management believes that the possible range of loss could be up to the amount of the verdict, but to predict the likely liability, if any, in this case would be premature. The timing of the final resolution of this matter is uncertain.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2005 compared to three months ended June 30, 2004

The following discussion compares operations for the three months ended June 30, 2005 to operations for the three months ended June 30, 2004.

Sales

Global sales increased 12.8% to $1,172.0 million in the three months ended June 30, 2005 from the same period in 2004. Of this increase, 2.7% was attributable to favorable exchange rates. Excluding the effect of foreign exchange fluctuations, sales growth would have been 10.1%, reflecting strong volume growth during the three months ended June 30, 2005.

	Three Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2005	2004	Change	Change	Currency	(a)
	(in millions)
Geographic Sales

United States:
Pharmaceutical	$311.0	$284.0	9.5%	-%	9.5%
Surgical	214.3	196.8	8.9	-	8.9
Consumer Eye Care	69.6	69.1	0.7	-	0.7

Total United States Sales	594.9	549.9	8.2	-	8.2

International:
Pharmaceutical	191.6	156.5	22.4	6.2	16.2
Surgical	306.5	262.3	16.9	5.2	11.7
Consumer Eye Care	79.0	70.5	12.1	5.9	6.2

Total International Sales	577.1	489.3	17.9	5.6	12.3

Total Global Sales	$1,172.0	$1,039.2	12.8	2.7	10.1

(a)

Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2005 reported amounts, calculated using 2004 monthly average exchange rates, to the actual 2004 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 8.2% to $594.9 million in the three months ended June 30, 2005 compared to $549.9 million in the comparable period in 2004. Price increases contributed 1.0% of the 8.2% increase in sales in the three months ended June 30, 2005 compared to the same period in 2004. Pharmaceutical sales reflected double digit percentage gains in glaucoma, allergy and otic products. Infection/inflammation product sales increased by a lesser amount as higher sales of Vigamox® ophthalmic solution were offset in part by lower sales of Ciloxan® ophthalmic solution and ointment, resulting from price competition after the patent expiration in June 2004 for Ciloxan®. (Vigamox® is licensed to Alcon by Bayer AG.)

United States Surgical sales benefited from increased sales of AcrySof® Natural intraocular lenses, the first U.S. sales of AcrySof® ReSTOR® apodized diffractive intraocular lenses in May 2005 and increased sales of vitreous equipment and disposables. The AcrySof® ReSTOR® is the first and only apodized diffractive intraocular lens for cataract patients with and without presbyopia, providing patients with a full range of quality vision (near, intermediate and distance), and greatly reducing their reliance on glasses.

In May 2005, the Centers for Medicare and Medicaid Services (“CMS”) clarified its payment rules to present Medicare beneficiaries with the choice to receive presbyopia-correcting intraocular lenses that provide restoration of distance, near and intermediate vision with less dependency on eyeglasses or contact lenses following cataract surgery. Prior to the CMS ruling, limitations on Medicare payment effectively prevented beneficiaries from having these lenses implanted. Under the new policy, Medicare will continue existing reimbursement amounts for cataract surgery, and patients may elect to pay additional charges for advanced technology lenses such as the AcrySof® ReSTOR®.

The increase in United States Consumer Eye Care sales primarily resulted from sales growth of Systane® lubricant eye drops offset by lower sales of contact lens disinfectants.

Alcon International sales increased 17.9% (12.3% in constant currency) to $577.1 million in the three months ended June 30, 2005 from $489.3 million in the same period of 2004. Pharmaceutical sales outside of the United States grew from strong performance in all therapeutic areas. AcrySof® intraocular lenses, including AcrySof® Natural and AcrySof® ReSTOR®, contributed to the growth in Surgical sales, along with increased sales of cataract surgical procedure packs and cataract and vitreoretinal equipment and disposables. Higher sales of Systane® and Tears Naturale® lubricant eye drops drove the increase in International sales of Consumer Eye Care products. Sales in Japan, Spain and Germany led the sales growth in constant currency.

	Three Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2005	2004	Change	Change	Currency	(a)
	(in millions)
Product Sales

Infection/inflammation	$171.0	$152.6	12.1%
Glaucoma	156.2	131.9	18.4
Allergy	135.4	119.7	13.1
Otic	60.1	50.3	19.5
Other pharmaceuticals/rebates	(20.1)	(14.0)	N/M

Total Pharmaceutical	502.6	440.5	14.1	2.2%	11.9%

Intraocular lenses	172.6	148.1	16.5
Cataract/vitreoretinal	333.8	295.1	13.1
Refractive	14.4	15.9	(9.4)

Total Surgical	520.8	459.1	13.4	2.9	10.5

Contact lens disinfectants	74.3	75.1	(1.1)
Artificial tears	43.5	33.9	28.3
Other	30.8	30.6	0.7

Total Consumer Eye Care	148.6	139.6	6.4	2.9	3.5

Total Global Sales	$1,172.0	$1,039.2	12.8	2.7	10.1

N/M - Not Meaningful

(a)	See (a) above.

Pharmaceutical

Global sales of our pharmaceutical products grew 14.1% (11.9% in constant currency) in the three months ended June 30, 2005. Sales of key products reflected volume gains in all major therapeutic categories.

Sales of Vigamox®, our fourth generation fluoroquinolone, provided most of the growth in the infection/inflammation products during the three months ended June 30, 2005. Alcon’s combined sales of branded fluoroquinolone anti-infectives grew 8.1% in the three months ended June 30, 2005. The increase in Vigamox® sales was greater than the decrease in Ciloxan® sales, which declined after Ciloxan® lost patent protection in the United States in June 2004. In addition to increased sales of branded fluoroquinolones, Falcon, Alcon’s generic subsidiary, introduced a generic Ciloxan® product in May 2004 and has captured a significant share of ciprofloxacin generic sales.

Among our glaucoma products, Travatan® ophthalmic solution continued its expansion in the global markets with a 36.5% increase in sales for the three months ended June 30, 2005. Azopt® ophthalmic suspension, another glaucoma product, posted a 24.9% sales increase during the same period.

Within the allergy products, Patanol® ophthalmic solution sales grew 13.9% in the three months ended June 30, 2005 and continued to be the leading prescribed ocular allergy product on the United States market.

Sales of Ciprodex® otic suspension were responsible for a 19.5% increase in sales of otic products during the most recent quarter. (Ciprodex® is a registered trademark of Bayer AG, licensed to us by Bayer AG.)

Surgical

Sales of our surgical products grew 13.4% (10.5% in constant currency) to $520.8 million in the three months ended June 30, 2005. Intraocular lenses and cataract and vitreoretinal products, which include surgical equipment, devices and disposable products, accounted for the growth.

Sales of AcrySof® intraocular lenses increased 17.4% in the three months ended June 30, 2005. This increase reflected the continued market conversion from conventional intraocular lenses to AcrySof® Natural and the first sales in the United States of the AcrySof® ReSTOR®, which was approved by the U.S. Food and Drug Administration in March 2005.

Sales of vitreous equipment and disposables increased during the period, leading the 24.9% increase in vitreoretinal products. Sales of cataract removal systems in the second quarter of 2005 grew 10.9% over the second quarter of 2004. Other contributors to growth included increased sales of cataract surgical procedure packs which increased by 16.1% over the same period in 2004.

As discussed in note 13 to the condensed consolidated financial statements, the Company is a defendant in a lawsuit alleging infringement of two patents owned by Advanced Medical Optics Inc. (“AMO”). The patent infringement suit by AMO challenges only certain features of Alcon’s Infiniti® Vision System and the Advantec® and Everest™ software upgrades to Alcon’s Legacy® cataract system. It does not relate to the core phacoemulsification technologies that make up the Infiniti® and Legacy® systems.

Management believes that the jury verdict of infringement of the two patents is not supported by the evidence and is incorrect as a matter of law. However, the Company decided to make the software changes necessary to remove the Occlusion Power Management feature at issue from these products because few, if any, of its customers actually used the feature.

Sales of our refractive products declined 9.4%. Technology fees related to the use of Alcon's CustomCornea® wavefront system increased total refractive technology fees in 2005 over 2004. However, sales of refractive equipment declined in the three months ended June 30, 2005 from the same period in 2004.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 6.4% (3.5% in constant currency) to $148.6 million in the three months ended June 30, 2004.

Sales of our contact lens disinfectants declined 1.1% in the three months ended June 30, 2005 compared to the same period in 2004, due primarily to lower sales of older generation contact lens care products offset in part by slightly improved sales of OPTI-FREE® EXPRESS® multipurpose disinfecting solution.

Our line of artificial tears products grew 28.3% over the same period. Strong performance by Systane® accounted for approximately 75% of the growth. By June 30, 2005, we had launched Systane® in about 50 countries. Higher sales of Tears Naturale® provided the remaining growth.

Gross Profit

Gross profit increased 15.6% to $884.3 million in the three months ended June 30, 2005 from $765.0 million in the same period in 2004. Gross profit increased as a percent of sales to 75.5% in the three months ended June 30, 2005 from 73.6% in the same period in 2004. This increase was due to reduced royalties, variations in product sales mix, price increases of certain products and the impact of currency fluctuations on sales and cost of goods sold. This increase also resulted from production efficiencies throughout most of our manufacturing facilities.

As discussed below, during the three-month periods ended June 30, 2005 and September 30, 2004, we restructured the payment obligations under certain license agreements that provided for future royalties. A result of these transactions was to reduce royalty expense by $16.8 million in the three months ended June 30, 2005 compared to the same period in the prior year.

Operating Expenses

Selling, general and administrative expenses increased 9.4% to $341.8 million in the three months ended June 30, 2005. Selling, general and administrative expense as a percentage of sales decreased to 29.2% from 30.1%. This decrease reflected the continued operating efficiencies gained from the Company’s global infrastructure and cost control.

Research and development expenses were $100.8 million in three months ended June 30, 2005 and $89.3 million in the same period of 2004. Research and development expenses were flat at 8.6% of sales in the three months ended June 30, 2005 compared to the same period of 2004. Research and development expenses represent a continued investment across pharmaceutical and surgical products. Consistent with the prior three years, management expects that research and development expenses will increase in the second half of 2005, as additional expenses related to existing projects are incurred.

Amortization of intangibles increased to $21.9 million in the three months ended June 30, 2005, from $15.7 million in 2004. In the three-month periods ended June 30, 2005 and September 30, 2004, we restructured the payment obligations under certain license agreements that provided for future royalties, converting a portion of the variable payments into fixed amounts. The amortization of the new fixed amounts for these licenses added $6.5 million to amortization of intangibles for the most recent period.

Operating Income

Operating income increased 20.7% to $419.8 million in the three months ended June 30, 2005 from $347.7 million in the same period in 2004. This increase in 2005 reflects an increase in sales that significantly exceeded increases in cost of sales and operating expenses.

Alcon United States business segment operating income increased 14.3% to $303.6 million, or 51.0% of sales, in the three months ended June 30, 2005 from $265.7 million, or 48.3% of sales, in 2004. Operating income in 2005 improved as a result of sales volume gains, product mix and lower royalties. Expanded marketing and promotion expenses offset a portion of these gains.

Alcon International business segment operating income increased 24.3% to $247.5 million, or 42.9% of sales, in the three months ended June 30, 2005 from $199.1 million, or 40.7% of sales in 2004. In 2005, operating income improved as a percent of sales from volume growth in higher margin products, lower manufactured cost of goods, and from favorable foreign currency impact, particularly in Europe.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses.

Interest and Other Expenses

Interest income increased to $12.5 million in the three months ended June 30, 2005 from $4.5 million in the same period in 2004, primarily as a result of higher short term investment rates and higher investment balances, in 2005. Interest expense increased 49.2% to $9.4 million in the three months ended June 30, 2005 from $6.3 million in the same period in 2004 resulting from higher short term interest rates.

Income Tax Expense

Income tax expense increased to $97.6 million in the three months ended June 30, 2005 from $41.9 million in 2004, mainly due to a higher pretax earnings and the filing of amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several significant tax audit issues relating to prior years. The effective tax rate was 23.1% in the three months ended June 30, 2005, compared to 12.3% in the three months of ended June 30, 2004.

Income taxes and the effective tax rates for the periods reflected the following elements:

	Three months ended June 30,
	2005		2004
	Income	Effective	Income	Effective
	Taxes	Tax Rate	Taxes	Tax Rate
	(in millions)		(in millions)

Amended federal income tax returns for
prior years and resolution of audit issues
relating to prior years	$-	Not applicable	$(57.6)	Not applicable

All other income taxes	97.6	23.1%	99.5	29.2%

Total income taxes	$97.6	23.1	$41.9	12.3

Our effective tax rate was 22.6% in the year ended December 31, 2004. Excluding the impact of the filing of amended tax returns for prior years and the resolution of tax audit issues, the effective tax rate would have been 27.7% for the year ended December 31, 2004.

We plan to fund more of our research and development in the U.S. rather than elsewhere in 2005 and the following years. This results from the evolving nature of our research and development focus to more retinal and glaucoma pharmaceutical products and from new and expected U.S. tax regulations which reduce the benefit of owning intellectual property outside the U.S. We expect this to decrease our full year 2005 effective tax rate by between three and four percentage points compared to 2004, primarily by increasing our U.S. tax deduction for research and development. We expect further declines in our effective tax rate in 2006 and 2007 of about two to three percentage points each year, at which point it should remain relatively stable for the remainder of the decade (excluding any extraordinary events).

Net Earnings

Net earnings increased 8.6% to $325.0 million in the three months ended June 30, 2005 from $299.2 million in the same period in 2004. The 2005 increase in gross profit exceeded increases in operating expenses during that period. This increase is lower than otherwise would be expected because of the 2004 tax benefits of $57.6 million discussed above. Absent this 2004 tax benefit, net earnings in 2005 would have increased 34.5% over 2004.

Six months ended June 30, 2005 compared to six months ended June 30, 2004

The following discussion compares operations for the six months ended June 30, 2005 to operations for the six months ended June 30, 2004.

Sales

Global sales increased 12.0% to $2,242.5 million in the six months ended June 30, 2005 from the same period in 2004. Of this increase, 2.6% was attributable to favorable exchange rates. Excluding the effect of foreign exchange fluctuations, sales growth would have been 9.4%, reflecting strong volume growth during the six months ended June 30, 2005.

	Six Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2005	2004	Change	Change	Currency	(a)
	(in millions)
Geographic Sales

United States:
Pharmaceutical	$563.6	$519.6	8.5%	-%	8.5%
Surgical	411.7	377.4	9.1	-	9.1
Consumer Eye Care	140.8	137.6	2.3	-	2.3

Total United States Sales	1,116.1	1,034.6	7.9	-	7.9

International:
Pharmaceutical	371.0	300.0	23.7	6.0	17.7
Surgical	597.4	525.6	13.7	5.1	8.6
Consumer Eye Care	158.0	142.6	10.8	5.3	5.5

Total International Sales	1,126.4	968.2	16.3	5.3	11.0

Total Global Sales	$2,242.5	$2,002.8	12.0	2.6	9.4

(a)

Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2005 reported amounts, calculated using 2004 monthly average exchange rates, to the actual 2004 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 7.9% to $1,116.1 million in the six months ended June 30, 2005 compared to $1,034.6 million in the comparable period in 2004. Price increases contributed 1.5% of the 7.9% increase in sales in the six months ended June 30, 2005 compared to the same period in 2004. Pharmaceutical sales reflected double digit gains in glaucoma, allergy and otic products. A smaller gain in infection/inflammation products reflected the decline in sales of branded fluoroquinolone anti-infectives, resulting from price competition after the patent expiration in June 2004 for Ciloxan®. This decline was offset by increased sales of generic ciprofloxacin which more than doubled in the six months ended June 30, 2005 compared to the same period in 2004 and the sale of other anti-infective products.

United States Surgical sales benefited from increased sales of AcrySof® Natural intraocular lenses, the first U.S. sales of AcrySof® ReSTOR® in May 2005 (as discussed earlier in this Item 2) and increased sales of viscoelastics and vitreous disposables. The increase in United States Consumer Eye Care sales primarily resulted from sales growth of Systane®, which exceeded declines due to competitive pressure in sales of contact lens disinfectants.

Alcon International sales increased 16.3% (11.0% in constant currency) to $1,126.4 million in the six months ended June 30, 2005 from $968.2 million in the same period of 2004. Pharmaceutical sales outside of the United States grew from strong performance in all therapeutic areas, and particularly from increased Travatan® sales. AcrySof® intraocular lenses, including AcrySof® Natural and AcrySof® ReSTOR®, contributed to the growth in International Surgical sales, along with increased sales of cataract surgical procedure packs. Higher sales of Systane® and Tears Naturale® drove the increase in International sales of Consumer Eye Care Products. Sales in Germany, Canada, Spain, Brazil and Egypt led the sales growth in constant currency.

	Six Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2005	2004	Change	Change	Currency	(a)
	(in millions)
Product Sales

Infection/inflammation	$332.6	$302.1	10.1%
Glaucoma	310.5	259.7	19.6
Allergy	222.1	198.0	12.2
Otic	103.1	84.7	21.7
Other pharmaceuticals/rebates	(33.7)	(24.9)	N/M

Total Pharmaceutical	934.6	819.6	14.0	2.2%	11.8%

Intraocular lenses	328.9	290.1	13.4
Cataract/vitreoretinal	648.7	581.2	11.6
Refractive	31.5	31.7	(0.6)

Total Surgical	1,009.1	903.0	11.7	2.9	8.8

Contact lens disinfectants	151.2	150.4	0.5
Artificial tears	87.2	68.4	27.5
Other	60.4	61.4	(1.6)

Total Consumer Eye Care	298.8	280.2	6.6	2.6	4.0

Total Global Sales	$2,242.5	$2,002.8	12.0	2.6	9.4

N/M - Not Meaningful

(a)	See (a) above.

Pharmaceutical

Global sales of our pharmaceutical products increased 14.0% (11.8% in constant currency) in the six months ended June 30, 2005. Sales of key products reflected volume gains in all major therapeutic categories.

Sales of Vigamox®, our newest anti-infective drug, increased 49.9% primarily due to increased sales in the United States as physicians converted from older fluoroquinolones, including Ciloxan®, to the newer drug. Global sales of branded fluoroquinolone anti-infectives (Vigamox® and Ciloxan®) declined 0.8% in the six months ended June 30, 2005 compared to the same period in 2004. Ciloxan® sales were lower because the U. S. patent for this product expired in June 2004. Falcon, Alcon’s generic subsidiary, introduced its own version of Ciloxan® in May of 2004 to capture a share of these conversions to the generic form of the product. However, these sales of the generic product were at a much lower price. With the addition of Falcon’s generic units, U.S. fluoroquinolone unit sales (Vigamox®, Ciloxan® and Falcon’s generic sales) increased by 12.7%.

Travatan® continued its expansion in the global glaucoma market with a 39.7% increase in sales for the six months ended June 30, 2005 with solid growth in both the United States and International markets. Another glaucoma product, Azopt® ophthalmic suspension, posted a 23.5% sales increase during the same period, primarily due to gains in International markets.

Within the allergy products, Patanol® sales grew 13.1% in the six months ended June 30, 2005, with growth in both the United States and International markets.

United States sales growth of Ciprodex® was responsible for a 21.7% increase in global sales of otic products during the most recent six months.

Surgical

Global sales of our surgical products grew 11.7% (8.8% in constant currency) to $1,009.1 million in the six months ended June 30, 2005. Intraocular lenses and cataract and vitreoretinal products, which include surgical equipment, devices and disposable products, accounted for the growth.

Sales of AcrySof® intraocular lenses increased 14.1% in the six months ended June 30, 2005. This increase reflected the continued market conversion from conventional intraocular lenses to Acrysof® Natural and market growth of the AcrySof® ReSTOR®, as discussed earlier.

Total sales of cataract equipment increased 21.3%. Sales of vitreous disposables increased 20.9% and, along with a 23.7% increase in vitreous equipment sales, produced a 19.9% increase in vitreoretinal product sales.

As discussed in note 13 to the condensed consolidated financial statements, the Company is a defendant in a lawsuit alleging infringement of two patents owned by Advanced Medical Optics Inc. (“AMO”). The patent infringement suit by AMO challenges only certain features of Alcon’s Infiniti® Vision System and the Advantec® and Everest™ software upgrades to Alcon’s Legacy® cataract system. It does not relate to the core phacoemulsification technologies that make up the Infiniti® and Legacy® systems.

Management believes that the jury verdict of infringement of the two patents is not supported by the evidence and is incorrect as a matter of law. However, the Company decided to make the software changes necessary to remove the Occlusion Power Management feature at issue from these products because few, if any, of its customers actually used the feature.

Refractive sales declined 0.6% for the six months ended June 30, 2005. Technology fees related to the use of Alcon's CustomCornea® wavefront system increased total refractive technology fees in 2005 over 2004. However, sales of refractive equipment declined in 2005 compared to 2004 as sales of the LADARWave® wavefront system declined.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 6.6% (4.0% in constant currency) to $298.8 million in the six months ended June 30, 2005.

Sales of our contact lens disinfectants increased 0.5% in the six months ended June 30, 2005 compared to 2004, due to sales growth of OPTI-FREE® EXPRESS® in the first three months of 2005. Lower sales of older generation contact lens care products and decreased private label sales offset much of this increase.

Our line of artificial tears products grew 27.5% over the same period. Higher sales of Systane® accounted for approximately 75% of the growth. Approximately half of the growth in Systane® sales came from International markets reflecting the introduction of the product in additional markets over the last twelve months as well as growth in current markets. Strong performance by Tears Naturale® in International markets provided the remaining growth.

Gross Profit

Gross profit increased 15.8% to $1,666.2 million in the six months ended June 30, 2005 from $1,438.8 million in the same period in 2004. Gross profit increased as a percent of sales to 74.3% in the six months ended June 30, 2005 from 71.8% in the same period in 2004. This increase was due to reduced royalties, variations in product sales mix, price increases of certain products, and the impact of currency fluctuations on sales and cost of goods sold. This increase also resulted from production efficiencies throughout most of our manufacturing facilities.

As discussed below, during the three-month periods ended June 30, 2005 and September 30, 2004, we restructured the payment obligations under certain license agreements that provided for future royalties. A result of these transactions was to reduce royalty expense by $22.8 million in the six months ended June 30, 2005 compared to the same period in the prior year.

Operating Expenses

Selling, general and administrative expenses increased 12.5% to $678.3 million in the six months ended June 30, 2005. Selling, general and administrative expense as a percentage of sales increased to 30.2% from 30.1%. This increase included expanded promotion and marketing expenses and higher legal expenses.

Research and development expenses declined to 8.9% of sales in the six months ended June 30, 2005 from 9.0% in the same period of 2004. These expenses in 2005 of $199.3 million represented a 10.6% increase over the same period in 2004. Research and development expenses represent a continued investment across pharmaceutical and surgical products. Consistent with the prior three years, management expects that research and development expenses will increase in the second half of 2005, as additional expenses related to existing projects are incurred.

Amortization of intangibles increased to $42.0 million in the six months ended June 30, 2005, from $31.2 million in 2004. During the three-month periods ended June 30, 2005 and September 30, 2004, we restructured the payment obligations under certain license agreements that provided for future royalties, converting a portion of the variable payments into fixed amounts. The amortization of the new fixed amounts for these licenses added $11.2 million to amortization of intangibles for the most recent period.

Operating Income

Operating income increased 19.6% to $746.6 million in the six months ended June 30, 2005 from $624.3 million in the same period in 2004. This increase in 2005 reflects an increase in sales that significantly exceeded increases in cost of sales and operating expenses.

Alcon United States business segment operating income increased 10.9% to $550.2 million, or 49.3% of sales, in the six months ended June 30, 2005 from $496.0 million, or 47.9% of sales, in 2004. Operating income in 2005 improved as a result of sales volume gains, product mix and lower royalties. Expanded marketing and promotion expenses offset a portion of these gains.

Alcon International business segment operating income increased 25.3% to $459.2 million, or 40.8% of sales, in the six months ended June 30, 2005 from $366.5 million, or 37.9% of sales in 2004. In 2005, operating income improved as a percent of sales from volume growth in higher margin products, lower manufactured cost of goods, and from favorable foreign currency impact, particularly in Europe.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses.

Interest and Other Expenses

Interest income increased 102.0% to $20.6 million in the six months ended June 30, 2005 from $10.2 million in the same period in 2004, primarily as a result of higher short term investment rates and higher investment balances, in 2005. Interest expense increased 36.1% to $18.1 million in the six months ended June 30, 2005 from $13.3 million in the same period in 2004 resulting from higher interest rates.

Income Tax Expense

Income tax expense increased to $176.4 million in the six months ended June 30, 2005 from $127.8 million in 2004, mainly due to higher pretax earnings and the filing of amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several significant tax audit issues relating to prior years. The effective tax rate was 23.5% in the six months ended June 30, 2005, compared to 20.7% in the six months of ended June 30, 2004.

Income taxes and the effective tax rates for the periods reflected the following elements:

	Six months ended June 30,
	2005		2004
	Income	Effective	Income	Effective
	Taxes	Tax Rate	Taxes	Tax Rate
	(in millions)		(in millions)

Amended federal income tax returns for
prior years and resolution of audit issues
relating to prior years	$-	Not applicable	$(57.6)	Not applicable

All other income taxes	176.4	23.5%	185.4	30.0%

Total income taxes	$176.4	23.5	$127.8	20.7

Our effective tax rate was 22.6% in the year ended December 31, 2004. Excluding the impact of the filing of amended tax returns for prior years and the resolution of tax audit issues, the effective tax rate would have been 27.7% for the year ended December 31, 2004.

We plan to fund more of our research and development in the U.S. rather than elsewhere in 2005 and the following years. This results from the evolving nature of our research and development focus to more retinal and glaucoma pharmaceutical products and from new and expected U.S. tax regulations which reduce the benefit of owning intellectual property outside the U.S. We expect this to decrease our full year 2005 effective tax rate by between three to four percentage points compared to 2004, primarily by increasing our U.S. tax deduction for research and development. We expect further declines in our effective tax rate in 2006 and 2007 of about two to three percentage points each year, at which point it should remain relatively stable for the remainder of the decade (excluding any extraordinary events).

Net Earnings

Net earnings increased 17.2% to $574.5 million in the six months ended June 30, 2005 from $490.2 million in the same period in 2004. This increase results from an increase in gross profit that exceeded increases in operating expenses and from higher net interest income. Net earnings in 2004 were increased by the tax benefits of $57.6 million discussed above.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At June 30, 2005, the Company reported cash and cash equivalents of $1,210.6 million, total debt of $1,164.6 million and consolidated shareholders’ equity of $2,332.0 million. The net cash balance (cash and cash equivalents minus total debt) decreased $59.4 million during the six-month period to $46.0 million. The Company continued to generate significant cash flow from operations, but used $302.0 million to pay dividends on common shares and $200.5 million to purchase treasury shares as discussed below.

Although net cash and the change in net cash are not U.S. GAAP defined measures, management believes that the evolution of net cash is important to understanding the Company’s cash flow generation and overall financial health. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland, while the Company’s debt is located in subsidiary operating companies elsewhere. Net cash was calculated as follows:

	June 30,	December 31,
	2005	2004
	(in millions)
Net Cash

Cash and cash equivalents	$1,210.6	$1,093.4

Short term borrowings	1,087.5	911.6
Current maturities of long term debt	5.6	4.5
Long term debt	71.5	71.9

Total debt	1,164.6	988.0

Net cash	$46.0	$105.4

In February 2005, the Company transferred $200.2 million to an irrevocable rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At June 30, 2005, assets of the trust (cash and cash equivalents of $27.5 million, short term investments of $56.9 and long term investments of $119.1 million) were included in the accompanying balance sheet but were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

Cash Flows

During the six months ended June 30, 2005, the Company generated operating cash flow of $653.5 million. A significant portion of the operating cash flow was used for payment of dividends on common shares, for the purchase of Alcon common shares, as discussed under “Financing Activities,” and for capital expenditures, including improvements in our manufacturing facilities and certain new construction.

Financing Activities

During the six months ended June 30, 2005, we increased our short term borrowings by $175.9 million. Our short term borrowings are discussed more fully under “Credit and Commercial Paper Facilities” below. We also received $119.8 million from the sale of shares to employees upon their exercise of employee stock options.

Since 2002, the board of directors has approved the purchase of up to 10,000,000 Alcon common shares, including 8,000,000 approved in 2004, to satisfy the exercise of share options granted to employees in 2004 and 2005. Since 2002, we have purchased 6.6 million treasury shares (including 2.2 million treasury shares in 2005) for $478.7 million (including $200.5 million in 2005). We expect to issue new common shares from conditional capital for the exercise of options held by employees that are scheduled to become exercisable in 2005 and 2006.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. On May 20, 2005, we paid a dividend, based on 2004 operations, of CHF 1.18 per common share, or approximately $0.99 per common share, totaling $302.0 million.

Capital Resources

The Company expects to meet its current liquidity needs primarily through cash and cash equivalents, liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through operating cash flows and through utilization of existing credit facilities, the combination of which would be sufficient, even if our sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of June 30, 2005, the Company had credit and commercial paper facilities of approximately $3.0 billion available worldwide, including a $2.0 billion commercial paper facility. As of June 30, 2005, $829.6 million of the commercial paper was outstanding at an average interest rate of 3.08% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($45.4 million) maturing in 2011, arranged by ABN AMRO for our subsidiary in Japan. Nestlé’s guarantees permit Alcon to obtain more favorable interest rates, based upon Nestlé’s credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The bank loan contains a provision that may terminate and accelerate the obligations in the event that Nestlé’s ownership of Alcon falls below 51%.

The Company also had available commitments of $353.0 million under unsecured revolving credit facilities with Nestlé and its affiliates; at June 30, 2005, $98.9 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $600.4 million under which there was an aggregate outstanding balance of $159.0 million at June 30, 2005. The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 3.1% at June 30, 2005.

Market Risks

Interest Rate Risks

Because we have previously financed and expect to continue to finance our operations, in part, through short term loans, we are exposed to interest rate risks. At June 30, 2005, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have mitigated this risk by investing our cash, cash equivalents, and short term investments in floating rate investments. The Company evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our six largest customers in the U.S. to represent in the aggregate approximately 20% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these transactions range in duration from one to five years and in principal amount from $50,000 to $350,000. We conduct credit analysis on the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 18 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We primarily use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. A number of these contracts are executed through Nestlé to take advantage of their expertise and economies of scale.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

Other Contingencies

On May 6, 2005, a jury in the U.S. District Court in Delaware rendered a verdict that the Company infringed two U.S. patents owned by Advanced Medical Optics Inc. The amount of the verdict was $94.8. No judgment has been entered and the litigation continues in progress.

While there can be no assurance that an adverse outcome in this case cannot occur, the Company believes that the jury verdict of infringement is not supported by the evidence and is incorrect as a matter of law. In several motions filed in July 2005, the Company has asked the court to set aside the verdict, and the Company will appeal if necessary. If an adverse outcome were to occur, management believes that the possible range of loss could be up to the amount of the verdict, but to predict the likely liability, if any, in this case would be premature. The timing of the final resolution of this matter is uncertain.

New Accounting Standard

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This statement revised SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” This revision requires that the Company recognize in the statement of earnings the grant-date “fair value” of stock options and other equity-based compensation issued to employees. The revised statement generally requires the “fair value” method for these transactions and eliminates the intrinsic value method permitted under Opinion No. 25. The statement is effective for fiscal periods beginning after June 15, 2005.

On April 14, 2005, the U.S. Securities and Exchange Commission (“SEC”) announced the adoption of a new rule that amends the effective date for revised SFAS No. 123. The new rule allows companies to delay adoption of revised SFAS No. 123 until the beginning of the next fiscal year that begins after June 15, 2005. Under the new rule, the Company plans to comply with the revised SFAS No. 123 beginning January 1, 2006. The Company plans to adopt the provisions of this statement using the modified prospective application method. See note 9 of the Notes to Condensed Consolidated Financial Statements for disclosure of the estimated impact on net earnings and earnings per share had the Company applied the “fair value” method in the three-month and six-month periods ended June 30, 2005 and 2004.

In March 2005, the SEC published Staff Accounting Bulletin (“SAB”) No. 107 adding Topic 14: Share-Based Payment to the staff accounting bulletin series. This SAB provides guidance related to the interaction of the revised SFAS No. 123 and certain SEC rules and regulations, as well as to the valuation of share-based payment arrangements for public companies. We will consider this guidance in the adoption of revised SFAS No. 123 and presently do not expect that this SAB will significantly change the estimated effects on pretax earnings discussed in the preceding paragraph.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use foreign currency forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange contracts are used primarily to hedge inter-company receivables and payables. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

The fair value of currency exchange contracts is subject to changes in currency exchange rates. For contracts outstanding as of June 30, 2005, an instantaneous ten percent decline in foreign exchange rates from the prevailing market rates would have decreased our pretax earnings by approximately $13.9 million. Consistent with the nature of the economic hedge of such currency exchange contracts, such gains or losses would be offset by corresponding losses or gains, respectively, of the underlying receivable or payable being hedged.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

At June 30, 2005, the financial instruments outstanding consisted of:

•

$6.0 million notional amount of foreign currency swaps designated as fair value hedges in Brazil where we borrow U.S. dollars and swap into Brazilian reis. The fair value of the foreign currency swap at June 30, 2005 was a liability of $1.0 million.

•

$102.4 million equivalent notional amount of foreign currency forward and option contracts designated as fair value hedges to offset the potential earning effects from intercompany receivables (denominated in various currencies).

•

$63.0 million equivalent notional amount of foreign currency forward contracts designated as fair value hedges to offset the potential earning effects from intercompany payables in U.S. dollars held at our Swiss subsidiary.

•

$101.7 million equivalent notional amount of forward currency swap agreements designated as fair value hedges to offset the exposure resulting from intergroup loans denominated in yen in our Belgium and Italy subsidiaries.

In addition to foreign currency forward exchange contracts, the Company at June 30, 2005 has purchased and sold foreign currency call and put options to hedge our positions in euros at our Swiss subsidiary.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. As of June 30, 2005, approximately 2.0% of our debt was long term fixed rate loans. We also had short term floating rate investments and deposits equal to approximately 143.4% of our short term floating rate debt at June 30, 2005. The excess amount of our short term investments and deposits over our short term debt is exposed to fluctuations in short term interest rates. A one percentage point increase in short term interest rates would have increased our pretax earnings by $4.3 million and a one percentage point decrease in short term interest rates would have decreased our pretax earnings by $4.3 million. The Company evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

In January 2001, we entered into a 10-year pay floating, receive fixed interest rate swap on a notional amount of Japanese yen 5 billion. This swap effectively converted our Japanese yen 5 billion fixed interest rate obligation to a floating rate instrument.

At June 30, 2005, the fair value of the interest rate swap was $3.0 million. The fair value of the interest rate swap is based on market data, including the relevant interest rates at June 30, 2005. The equivalent notional amount at June 30, 2005 was $45.4 million.

ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases during the six-month period ended June 30, 2005 made by or on behalf of Alcon or any “affiliated purchaser” of Alcon common shares that are registered pursuant to section 12 of the Securities Exchange Act of 1934.

ISSUER PURCHASES OF EQUITY SECURITIES

			Total Number
			of Shares Purchased	Maximum Number of
	Total Number		as Part of Publicly	Shares That May Yet Be
	of Shares Purchased	Average Price Paid per Share	Announced Plans or	Purchased under the
Period	(a)(b)(c)		Programs (c)	Plans or Programs (d)

January 1 to 31, 2005	455,039	$79.08	318,700	5,280,300
February 1 to 28, 2005	285,624	82.73	285,000	4,995,300
March 1 to 31, 2005	315,000	88.82	315,000	4,680,300
April 1 to 30, 2005	315,331	90.08	315,000	4,365,300
May 1 to 31, 2005	380,454	99.62	380,000	3,985,300
June 1 to 30, 2005 (e)	440,000	105.73	440,000	3,545,300
Total	2,191,448	91.46	2,053,700	N/A

(a)	Based on settlements occurring within the month.
(b)

During the six months ended June 30, 2005, the Company acquired 137,748 treasury shares from withholding, upon their vesting, restricted shares designated by certain employees for payment of their applicable payroll taxes.

(c)

In addition to the purchases disclosed in this table, during 2005 the Company also acquired 3,194 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)

On February 11, 2004, Alcon’s board of directors authorized the purchase of up to 4,000,000 Alcon common shares. On December 10, 2004, Alcon’s board of directors authorized the purchase of up to an additional 4,000,000 Alcon common shares. The purpose of the authorizations is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. From time to time, the Company will purchase shares in the open market.

(e)

At June 30, 2005, the Company had committed in the open market to purchase 60,000 Alcon common shares at an average price per share of $109.42 that did not settle until July 2005. These transactions were not included in any of the purchases shown in the table above.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “project,” “predict,” “potential” and similar expressions are intended to identify forward looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon’s subsidiaries. Cipro® and Ciprodex® are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG. Vigamox® is licensed to Alcon by Bayer AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	July 28, 2005	By	/s/ Guido Koller
Name: Guido Koller
Title: Senior Vice President

Date	July 28, 2005	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact